Giovanni Caruso
Partner

345 Park Avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943
gcaruso@loeb.com

Via Edgar

April 10, 2019

Division of Corporation Finance

Office of Telecommunications

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AGBA Acquisition Ltd. Draft Registration Statement on Form S-1 Filed on March 11, 2019 CIK No. 0001769624

Dear SEC Officers:

On behalf of our client, AGBA Acquisition Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 2, 2019 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

April 10, 2019 Page 2

Background and Competitive Advantages, page 2

1.	Please revise the first paragraph to clarify that the management team you reference may not remain with the company following any business combination transaction.

Response: Disclosure has been added to page 2 of the Amended S-1 in accordance with the Staff’s comments.

Risk Factors, page 17

2.	We note that you plan to focus on operating businesses that have their principal operations in China, in the healthcare, education, entertainment, and financial services. Please provide more fulsome risk factor disclosure relating to the principal risks the company may face by virtue of operating in China, including in some instances in industries that are on the prohibited list. As necessary, please provide risk factor disclosure relating to the possibility of employing a VIE structure to conduct your operations.

Response: The disclosure beginning on page 36 of the Amended S-1 has been revised in accordance with the Staff’s comments.

General

3.	We note references to third-party market data throughout your draft prospectus, including for example at page 2, where you reference several reports, including those prepared by Trading Economics and McKinsey & Company. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Please advise us if any of the reports cited within your prospectus were commissioned by the company.

Response: The reports cited within the prospectus are not commissioned by the Company. Supporting materials are being provided supplementally in response to this comment.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

April 10, 2019 Page 3

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner